Responses to N-SAR for 9/30 Funds for the year ending
September 30, 2016

Income Funds

Exhibit 99.77D

Policies with respect to security investments

During the period covered by this report, the Strategic Income Fund was permitted to invest in the First Investors Covered Call Strategy Fund. Disclosure was included in a supplement, dated May 2, 2016, to the Income Funds' Prospectus which was filed with the Securities and Exchange Commission via EDGAR on April 29, 2016 pursuant to Rule 497 under the Securities Act of 1933 (Accession No. 0000898432-16-002237), which is hereby incorporated by reference as part of the response to Items 77D and 77Q1 if Form N-SAR.

During the period covered by this report, the First Investors
Cash Management Fund converted to a "government money market fund" as such term is defined in Rule 2a-7 under the Investment Company Act of 1940. As a government money market fund, the Fund will invest at least 99.5% of its total assets in (i) U.S. government securities, (ii) cash, and/or (iii) repurchase agreements that are collateralized fully by cash and/or U.S. government securities. The name of the Fund was changed to the First Investors Government Cash Management Fund and an 80% policy was implemented requiring the Fund, under normal circumstances, to invest at least 80% of its net assets, including any borrowings for investment purposes, in U.S. government securities and repurchase agreements collateralized fully by cash or U.S. government securities. Disclosure was included in a supplement, dated
September 29, 2016, to the Income Funds' Prospectus which was filed with the Securities and Exchange Commission via EDGAR on September 29, 2016 pursuant to Rule 497 under the Securities Act of 1933 (Accession No. 0000898432-16-002970), which is hereby incorporated by reference as part of the response to Items 77D and 77Q1 if Form N-SAR.